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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Westpac Banking Corporation
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Westpac Banking Corporation
(Name of Person(s) Furnishing Form)

Ordinary Shares
American Depositary Shares
(Title of Class of Subject Securities)

961214 30 1 (Ordinary Shares)
961214 30 1 (American Depositary Receipts
(CUSIP Number of Class of Securities)

Paddy Rennie, Head of Legal, Treasury Services
Westpac Banking Corporation
60 Martin Place
Sydney, NSW 2000
AUSTRALIA
Telephone: +61 2 9226-3123
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Waldo D. Jones Jr.
Sullivan & Cromwell
Level 34, The Chiefley Tower
2 Chiefly Square
Sydney, NSW 2000, Australia

May 31, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I—Information sent to Security Holders

Attachments:

  (A)
  Westpac Buy-Back Tender Booklet

  (B)
  Explanatory letter to holders of American Depositary Shares

  (C)
  Tender Form—Issuer Sponsored Holders

  (D)
  Tender Form—CHESS Holders

  (E)
  Tender Form—ADS Holders

  (F)
  Withdrawal/Amendment Form—ADS Holders

Part II—Information not required to be sent to Security Holders

Exhibits:

  (1)
  Australian Stock Exchange Announcement dated May 6, 2004

  (2)
  Westpac Profit Announcement for the half year ended March 31, 2004 prepared for distribution in Australia, filed with the U.S. Securities and Exchange Commission on Form 6-K on May 7, 2004

  (3)
  Westpac Half-Year Profit Announcement for the half year ended March 31, 2004 prepared for distribution in the United States, filed with the U.S. Securities and Exchange Commission on Form 6-K on May 10, 2004

  (4)
  Westpac Interim Financial Report March 31, 2004

Part III—Consent to Service of Process

  Westpac Banking Corporation is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of Westpac Banking Corporation
By:	/s/ Paddy Rennie
	Name:	Paddy Rennie
	Title:	Head of Legal, Treasury Services

Exhibit Index

Exhibit No.	Document
A	Westpac Buy-Back Tender Booklet
B	Explanatory letter to holders of American Depositary Shares
C	Tender Form—Issuer Sponsored Holders
D	Tender Form—CHESS Holders
E	Tender Form—ADS Holders
F	Withdrawal/Amendment Form—ADS Holders
99.1	Australian Stock Exchange Announcement dated May 6, 2004
99.2	Westpac Profit Announcement for the half year ended March 31, 2004 prepared for distribution in Australia, filed with the U.S. Securities and Exchange Commission on Form 6-K on May 7, 2004
99.3
Westpac Half-Year Profit Announcement for the half year ended March 31, 2004 prepared for distribution in the United States, filed with the U.S. Securities and Exchange Commission on Form 6-K on May 10, 2004
99.4	Westpac Interim Financial Report March 31, 2004

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SIGNATURES
Exhibit Index